Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BNC Bancorp

Commission File No. 000-50128

Pinnacle to merge with BNC Bank

On January 22, Pinnacle announced our intent to merge with BNC Bancorp headquartered in High Point, NC. You can read the full news release on pnfp.com. While we do not expect this announcement to affect client service in any way, we understand that you may have questions.

Why is Pinnacle merging with BNC?

Since our founding in 2000, Pinnacle has been one of the highest performing banks in the U.S. We have been recognized nationally as a top workplace by American Banker and Fortune magazine. Greenwich Associates honored Pinnacle with two national “Best Brand” awards in 2016—one for “Ease of Doing Business” and the other for “Trust” in small business banking.

Our goal is to continue to expand on what we’ve built while staying true to what has made Pinnacle special for associates and clients. We believe the team at BNC Bank shares our vision. Together, we can create a company where associates look forward to coming to work every day to provide an excellent experience for our clients.

Who is BNC Bank?

BNC is headquartered in High Point, NC with $7.4 billion in assets. The firm has 82 locations throughout North Carolina, South Carolina and Virginia.

Like Pinnacle, BNC is one of the premier financial institutions in the Southeast and was recently named to Fortune magazine’s list of the 100 Fastest Growing Companies.

We have found that BNC shares our values and commitment to creating a great place to work. They have been recognized as a best place to work by Business North Carolina and SC Biz News in partnership with the South Carolina Chamber of Commerce. The level of engagement among their associates translates into a strong client experience.

Will the name remain the same after the merger?

Yes. We intend to continue to operate as Pinnacle. In late 2017 or early 2018, we will complete our systems conversion and BNC Bank will begin to operate as Pinnacle.

How will the merger impact Pinnacle clients?

There is very little impact to Pinnacle clients. Once we are combined, Pinnacle clients who are traveling to cities where BNC is located – Asheville, Greensboro, High Point, Charlotte, Raleigh-Durham, Winston-Salem, Charleston, etc. will have access to the expanded locations.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this communication, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle Financial Partners, Inc. (“Pinnacle”) and BNC Bancorp (“BNC”) of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of BNC and Pinnacle and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BNC and Pinnacle are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC common stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.